Mail Stop 3561

March 12, 2007

Kenneth Barker, Chief Executive Officer
Naturally Advanced Technologies Inc.
1307 Venables Street
Vancouver, British Columbia
Canada V5L 2G1

>   **Re: Naturally Advanced Technologies Inc.**
>   **Form 10-QSB for Fiscal Quarter Ended September 30, 2006**
>   **Filed November 14, 2006**
>   **Form 10-KSB for Fiscal Year Ended December 31, 2005**
>   **Filed March 30, 2006**
>   **Form 10-QSB for Fiscal Quarter Ended September 30, 2005**
>   **Filed November 14, 2005**
>   **File No. 0-50367**

Dear Mr. Barker:

We have reviewed your draft response dated November 9, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-QSB for Fiscal Quarter Ended September 30, 2006

Controls and Procedures

1. We note your disclosure that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures "[w]ere effective to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded,

processed, summarized and reported within the time periods specified in Commission rules and forms." As you have included a portion of the definition of disclosure controls and procedures with your effectiveness conclusion, you must include the entire definition. Please confirm that in future filings, you will revise to also disclose, if true, that your disclosure controls and procedures are effective to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Exhibits 31.1 and 31.2

2. Please note that the exact wording of the certification provided in Item 601(b)(31) of Regulation S-B is required. For example, throughout the certification, the term "registrant" should be replaced with "small business issuer." Further, paragraph 4 appears to inappropriately include the term "we." Please confirm that in future filings, your 302 certifications will use the exact wording of the certification provided in Item 601(b)(31) of Regulation S-B.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Consolidated Statement of Stockholders' Equity, page 46

3. Please revise the description of the line item "Gain on Sale of subsidiary shares" to a title that more appropriately reflects the nature of the line item. In your revised title, avoid using the term "gain" as this suggests activity typically reported in the statement of operations.

Form 10-QSB for the Fiscal Quarter Ended September 30, 2005

Management's Discussion and Analysis or Plan of Operation, page 21

4. We have reviewed the revisions you made in your filing in response to comment 7 in our letter dated April 26, 2006. Please further revise the discussions throughout your MD&A that pertain to your removal of the $975,469 gain originally recorded on the sale of 1,300,000 shares of Crailar Fiber Technologies Inc. In this regard, we note that you continue to disclose that net income for the nine month period ended September 30, 2005 was $501,089, the net income amount reported prior to your restatement. Also, you continue to reference the $975,469 gain realized during the nine month period ended September 30, 2005.

Interim Consolidated Statements of Operations and Deficit, page 7

5. Please revise to remove the separate presentation of diluted loss per share and the weighted average number of shares outstanding used in the computation of diluted loss per share for all periods presented since assuming conversion, exercise, or contingent issuance is antidilutive for all periods. Refer to paragraph 13 of SFAS 128.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Regina Balderas at (202) 551-3722, or William Choi, Accounting Branch Chief, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact Kurt Murao, Attorney Advisor, at (202) 551-3338, or me, at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Thomas J. Deutsch
        FAX: (604) 685-7084